October 19, 2017

Attn. Mr. Brian Cascio, Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance
U.S. Securities & Exchange Commission
100F Street, NE
Washington, D.C. 20549

Re:          Ituran Location and Control Ltd.
Form 20-F for fiscal year ended December 31, 2016
Filed: April 27, 2017
File No. 001-32618

Ladies and Gentlemen:

This letter is submitted on behalf of Ituran Location and Control Ltd. (the "Company"), in response to additional comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding our response letter to staff comments dated August 31, 2017 regarding our Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 20-F”).

Our numbered responses below correlate to the numbers in the second Staff comment letter dated September 21, 2017 and the Staff’s comments are presented in bold italics.

Note 11 – Contingent Liabilities, page F-28

1.
We note your response to comment 3. Please revise the note in future filings to describe your evaluation of potential losses on the assessments from the Brazilian Federal Communication Agency using language and concepts from ASC 450 rather than ASC 740, consistent with your response.

Response:
The Company respectfully advices the Staff that it shall revise the note in future fillings, as requested by the Staff, to describe our evaluation of potential losses on the assessments from the Brazilian Federal Communication Agency using language and concepts from ASC 450 rather than ASC 740, consistent with our response dated August 31, 2017.

3 Hashikma St., Industrial Zone Azour  • Mailing Address : P.O.B 11473  •  Tel 03-5571336  •  Fax 03-5571327

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If you have any questions about this response, please feel free to call the undersigned at +972-3-557-1346 or by facsimile +972-3-557-1327.

Sincerely,

Eli Kamer
Chief Financial Officer
Ituran Location and Control Ltd.

3 Hashikma St., Industrial Zone Azour  • Mailing Address : P.O.B 11473  •  Tel 03-5571336  •  Fax 03-5571327